February 22, 2016	TSX-V: HNC

Hard Creek Nickel Announces Financing

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corp. (TSX-V – HNC) today announced a non-brokered private placement of up to 25 million units at a price of $0.01 per unit for gross proceeds of up to $250,000. Each unit will consist of one share and one warrant with a five year term. Each warrant will be exercisable at a strike price of $0.05 for five years after closing. Finder’s fees may be payable on a portion of the private placement consisting of 6% in cash plus 6% Finder Warrants. Each Finder Warrant will be exercisable at a strike price of $0.05 for one year.

Proceeds of the private placement will be used for general working capital, which will include legal fees, audit fees, and listing fees. Proceeds will also be used for maintenance of the camp at the Company’s Turnagain property in British Columbia.

Management and insiders may participate in up to 25% of the private placement. No control blocks will be created as a result of the private placement.

The private placement is subject to regulatory approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
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E: info@hardcreek.com W: www.hardcreeknickel.com